4011 West Plano Parkway, Suite 126

Plano, Texas 75093

February 14, 2013

Mr. Russell Mancuso, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:         Santa Fe Petroleum, Inc.

Amendment No. 6 to Form 8-K

Filed January 23, 2013

Amendment No. 1 to Form 8-K

January 22, 2013

File No. 333-173302

Dear Mr. Mancuso:

Santa Fe Petroleum, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of February 1, 2013, pertaining to the Company’s Form 8-K as filed with the Securities & Exchange Commission (the “Commission”) on January 23, 2013 and the Company’s Form 8-K as filed with the Commission on January 22, 2013 (the “Filings”), File No. 333-173302.

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 1, 2013.

Form 8-K Amended January 23, 2013

1. We note your response to prior comment 1 regarding the extensions of the Agency Agreement. Please refer to Form 8-K Compliance Disclosure and Interpretation 103.03 for guidance regarding the requirement to file an Item 1.01 Form 8-K when the parties agree to extend an agreement. It is unclear where you provided such Item 1.01 disclosure informing investors of an extension until November 8, 2012. Please ensure that you file all required Forms 8-K in the future.

Response: In response to your comment, we have a filed a Form 8-K disclosing the termination of the Agency Agreement. In the future, we shall file all required Forms 8-K in accordance with the guidance set forth above.

2. If the letter of intent operated as a definitive agreement as you mention in your response to prior comment 2, please tell us why you did not file the letter of intent as an exhibit to an appropriate report or address it in an Item 1.01 Form 8-K.

Response: In response to your comment, we have a filed a Form 8-K disclosing the letter of intent.

Reports to Security Holders, page 11

3. Refer to your response to prior comment 4 and your statement in this section that “at the current time, [you] are subject to the reporting requirements of the Securities Exchange Act of 1934.” Please provide us your analysis of when the automatic reporting suspension in Section 15(d) of the Exchange Act will suspend your reporting requirements.

Response: Reporting obligations under Section 15(d) begin when a Securities Act registration statement becomes effective. Reporting obligations under Section 15(d) continue until they are suspended. Section 15(d) reporting obligations are suspended if: (i) any class of securities of the Company is registered under Exchange Act Section 12; or (ii) on the first day of any fiscal year other than the fiscal year in which a Securities Act registration statement became effective, there are less than 300 shareholders of record of the class of securities offered under the Securities Act registration statement.

The Company’s Securities Act registration statement on Form S-1 became effective on January 9, 2012 and the Company’s reporting obligations under Section 15(d) began on that date. Furthermore, the Company is not subject to reporting obligations under Section 12 under the Exchange Act because we have not filed a Form 8-A. However, the automatic statutory suspension of the Company’s Section 15(d) reporting obligations applies because there were less than 300 shareholders of record of the class of securities offered under the Securities Act registration statement on the first day of the fiscal year other than the fiscal year in which a Securities Act registration statement became effective. The Company’s fiscal year end is December 31st and the end of the fiscal year in which the Company’s Securities Act Registration Statement became effective was December 31, 2012. On January 1, 2013, the Company had 99 total shareholders. Therefore, the Company’s reporting obligations under Section 15(d) automatically became suspended by operation of statute because there were less than 300 shareholders of record of the class of securities offered under the Securities Act registration statement on the first day of the fiscal year other than the fiscal year in which a Securities Act registration statement became effective.

Form 8-K Amended January 22, 2013

4. Please tell us, and revise future or amended filings to clarify, when Mr. Zouvas held each of the positions mentioned in this Form 8-K.

Response: The following is a listing of when Mr. Zouvas held each of the positions mentioned in this Form 8-K. This Form 8-K has been amended to include the information below:

1.	Casablanca Mining, Ltd.
•	CFO: August 2012 - Present
•	Director: August 2012 - Present

2.	ReoStar Energy Corporation
•	CEO: February 2007 - November 2010
•	Director: February 2007 - October 2010

3.	Carbon Credits International, Inc.
•	CEO – December 2011 - December 2011

4.	Cuba Beverage Company
•	CFO: April 2012 - Present
•	Treasurer: April 2012 - Present
•	Director: April 2012 - Present

5.	Antaga International Corp.
•	CEO: August 2012 - Present
•	CFO: August 2012 - Present
•	Director: August 2012 - Present

In connection with the Company’s responding to the comments set forth in the February 1, 2013 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Tom Griffin

Tom Griffin

Chief Executive Officer